DD 4/15/13

SECUR 13011541 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Walleye Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 Niagara Lane North
(No. and Street)

Plymouth (City) MN (State) 55447 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

220 South Sixth Street (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 29 2013
19 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 4/16/13

OATH OR AFFIRMATION

I, Peter Goddard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Walleye Trading LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA

Signature

Chief Executive Officer

Title

Notary Public

HEIDI LYN MOELLER
Notary Public
Minnesota
My Comm. Expires
Jan 31, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Walleye Trading LLC
SEC File Number: 8-66988
December 31, 2012
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Walleye Trading LLC

Statement of Financial Condition

December 31, 2012

Contents

Report of Independent Registered Public Accounting Firm

The Manager and Member
Walleye Trading LLC

We have audited the accompanying statement of financial condition of Walleye Trading LLC (the Company) as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Walleye Trading LLC at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Minneapolis, Minnesota
March 27, 2013

Walleye Trading LLC

Statement of Financial Condition

December 31, 2012

Assets	
Cash	$ 37,663
Other receivables	346,059
Receivables from brokers, dealers and others	1,603,181
Securities owned, at fair value (pledged)	2,548,513,487
Memberships in exchanges	6,672,075
Total assets	$ 2,557,172,465
Liabilities and member's equity	
Liabilities:	
Accrued liabilities	$ 8,852,550
Payables to brokers, dealers and others	1,237,732,501
Securities sold, not yet purchased, at fair value	1,236,104,461
Subordinated borrowings	500,000
Total liabilities	2,483,189,512
Member's equity	73,982,953
Total liabilities and member's equity	$ 2,557,172,465

See accompanying notes.

1. Organization

Walleye Trading LLC (the Company), a Delaware limited liability company, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a wholly owned subsidiary of Walleye Investments Fund LLC. The Company is primarily a market-making firm, engaged in U.S. equity options market-making, Eurodollar options market-making, index options market-making and commodity options market-making. The Company is a member of the following exchanges: International Securities Exchange, Inc.; the Chicago Board of Options Exchange, Inc.; the NYSE Amex, LLC; the Boston Options Exchange Group LLC; the NYSE ARCA Exchange, Inc.; the NASDAQ OMX PHLX Inc.; the BATS Exchange, Inc.; the Chicago Mercantile Exchange, Inc. that includes the New York Mercantile Exchange and the Chicago Board of Trade.

The Company clears its securities transactions through Goldman Sachs Execution & Clearing, L.P. (the Clearing Broker).

Walleye Trading Advisors, LLC (the Company Manager), a Minnesota limited liability company, serves as the manager of the Company. The Company Manager provides all services to operate the Company and maintains the financial records of the Company.

2. Significant Accounting Policies

The Company's statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The following is a summary of significant accounting policies followed by the Company.

Revenue Recognition

Market-making and proprietary securities transactions and the related revenues and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, are stated at fair value.

Dividends are recorded on the ex-dividend date. Interest expense is incurred on securities financed with the Clearing Broker and on subordinated borrowings and is accounted for on an accrual basis.

2. Significant Accounting Policies (continued)

Memberships in Exchanges

Exchange memberships, which represent ownership interests in the exchange and provide the Company with the right to conduct business on the exchange, are recorded at cost or, if an other-than-temporary impairment in value has occurred, at a value that reflects management's estimate of the impaired value. There were $807,440 in exchange membership impairments in 2012.

Recently Adopted Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. The amendments in ASU 2011-04 change the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. Some of the amendments clarify FASB's intent about the application of existing fair value measurement and disclosure requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The adoption of ASU 2011-04 did not have a material impact on the Company's statement of financial condition.

Recently Issued Accounting Pronouncements

In December 2011, the FASB issued ASU 2011-11, *Disclosures about Offsetting Assets and Liabilities*. The amendments in ASU 2011-11 will enhance disclosures by requiring improved information about financial and derivative instruments that are either 1) offset (netting assets and liabilities) in accordance with FASB Accounting Standards Codification (ASC) 210-20-45 or ASC 815-10-45, or 2) subject to an enforceable master netting arrangement or similar agreement. ASU 2011-11 is effective for annual periods beginning on or after January 1, 2013, and requires retrospective disclosures for comparative periods presented. Therefore, ASU 2011-11 will be effective for the Company's year beginning January 1, 2013. Adoption of ASU 2011-11 is not expected to have a material impact on the Company's statement of financial condition.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the Company's statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

3. Receivables From, and Payables to, Brokers, Dealers, and Others

Included in receivables from brokers, dealers and others are dividends receivable and exchange liquidity rebates receivable, which will be received from the Clearing Broker.

Included in payables to brokers, dealers, and others is the net trading settlement balance within the clearance account held at the Clearing Broker. Also included is a $2,376,729 net payable for open dealer equity futures. This amount represents the daily variation margin required to settle all open future contracts.

The Company conducts business with brokers and dealers that are members of the major securities exchanges.

4. Fair Value

Various inputs are used in determining the fair value of the Company's assets and liabilities. These inputs are summarized in the three broad levels listed below:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for identical or similar instruments in markets that are not active; and valuation techniques for which significant assumptions are observable, either directly or indirectly. The observable assumptions for the valuation techniques can include contractual cash flows, benchmark yields, and credit spreads to determine fair value.

Level 3 – Significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

4. Fair Value (continued)

The following table presents the Company's fair value hierarchy for assets and liabilities measured on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Fair Value
Assets				
Securities owned, at fair value (pledged):				
Options:				
Index	$ 168,297,988	$ –	$ –	$ 168,297,988
Equity	541,688,679	–	–	541,688,679
Eurodollar	78,885,506	–	–	78,885,506
Commodity-Oil	5,004,790	–	–	5,004,790
Commodity – Grains	883,775	–	–	883,775
Equities	1,732,676,070	–	–	1,732,676,070
U.S. Treasuries	19,988,300	–	–	19,988,300
Foreign debt	–	1,088,379	–	1,088,379
Total assets at fair value	$ 2,547,425,108	$ 1,088,379	$ –	$ 2,548,513,487
Liabilities				
Payables to brokers, dealers, and others, net:				
Futures variation margin	$ 2,376,729	$ –	$ –	$ 2,376,729
Securities sold, not yet purchased, at fair value:				
Options:				
Index	206,705,322	–	–	206,705,322
Equity	436,871,110	–	–	436,871,110
Eurodollar	87,275,594	–	–	87,275,594
Commodity – Oil	4,017,420	–	–	4,017,420
Commodity – Grains	601,813	–	–	601,813
Equities	479,485,321	–	–	479,485,321
U.S. Treasuries	19,860,900	–	–	19,860,900
Foreign debt	–	1,286,981	–	1,286,981
Total liabilities at fair value	$ 1,237,194,209	$ 1,286,981	$ –	$ 1,238,481,190

All securities owned are pledged to the Clearing Broker on terms that permit it to sell or repledge the securities to others subject to certain limitations.

Securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and quantities and thereby create a liability to purchase the security in the market at prevailing prices.

4. Fair Value (continued)

The level assigned to a particular security and the inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. No securities owned or securities sold, not yet purchased were deemed to be Level 3 during the year ended December 31, 2012. Futures and futures sold are valued based upon Level 1 fair value measurements, with the resulting variation margin included in receivables from, or payables to brokers, dealers, and others. There were no realized or unrealized gains or losses in Level 3 during the year and no transfers between any levels for the year.

The Company is also required periodically to measure certain other financial assets at fair value on a nonrecurring basis. These measurements of fair value usually result from the application of lower-of-cost-or-fair value accounting or write-downs of individual assets.

The following table summarizes the adjusted carrying values and the level of valuation assumptions for assets measured at fair value on a nonrecurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Memberships in exchanges	$2,472,075	$4,200,000	$ –	$6,672,075

The fair value of the memberships in exchanges that were classified as Level 2 was estimated using observable lease rates for such memberships.

Other financial instruments are recorded by the Company at contract amounts and include receivables from brokers, dealers, others, and subordinated borrowings. Financial instruments carried at contract amounts either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value (categorized as Level 2 of the fair value hierarchy).

5. Income Taxes

Tax positions that are not more-likely-than-not to be sustained upon examination by a taxing authority based on the technical merit of the position would result in a current year-expense or the absence of a benefit as appropriate for the tax position. The Company has determined there are no uncertain tax positions. Generally, the tax authorities can examine any tax returns filed for the last three years. No federal, state, or local income taxes have been provided on profits of the Company because the Company is disregarded for tax purposes and is wholly owned by a partnership whose partners are individually liable for the taxes on their share of the income or loss.

6. Related-Party Transactions

The Company has an Administrative Services Agreement (the Agreement) with the Company Manager. The Agreement calls for the expenses associated with managing the Company to be allocated to, and paid by, the Company. Such allocated expenses include compensation and benefits, vendor and software licenses fees, data center expenses, advisory services, and other administrative services. These expenses are recorded on an accrual basis by the Company. These expenses are charged monthly by the Company Manager. At December 31, 2012, $3,841,306 of these expenses were payable to the Company Manager by the Company and are included in accrued liabilities on the statement of financial condition.

7. Subordinated Borrowings

During the year ended December 31, 2012, the Company has renewed a cash subordination agreement approved by FINRA on behalf of NASDAQ OMX PHLX, Inc. totaling $500,000, from an unaffiliated counterparty at an interest rate based on the prime rate, plus 225 basis points. The subordinated borrowings mature on October 31, 2013.

The subordinated borrowing, which is subordinated to all claims of general creditors of the Company, constitutes part of the Company's net capital under the Securities and Exchange Commission's (the SEC's) Uniform Net Capital Rule (Rule 15c3-1) and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

8. Derivative Transactions

In the normal course of business, the Company enters into derivative contracts (Derivatives) for its options market-making and proprietary trading strategies and uses futures to manage the market and credit risks as part of its overall risk-management process. The Derivatives that the Company may hold include, but are not limited to, dealer equity options, index options, Eurodollar options, commodity options and futures within the same product. The Company records its derivative trade-related activities at fair value.

The following tables are intended to provide additional information about the effect of the derivatives on the statement of financial condition of the Company. The contracts and notional amounts as of December 31, 2012, are representative of the activity on a monthly basis for the year.

	Number of Contracts and Notional as of December 31, 2012			
Type	**Long Contracts**	**Short Contracts**	**Long Notional**	**Short Notional**
Futures	7,491	24,262	1,798,951,978	5,883,739,380
Index options	81,911	86,951	168,297,988	206,705,322
Equity options	2,006,344	1,894,882	541,688,679	436,871,110
Eurodollar options	298,412	319,722	78,885,506	87,275,594
Commodity options	3,924	6,820	5,888,565	4,619,233

	Statement of Financial Condition Location as of December 31, 2012		
Type	**Securities Owned**	**Payables to Brokers, Dealers, and Others, Net**	**Securities Sold, Not Yet Purchased**
Futures	$ –	$ 2,376,729	$ –
Index options	168,297,988	–	206,705,322
Equity options	541,688,679	–	436,871,110
Eurodollar options	78,885,506	–	87,275,594
Commodity options	5,888,565	–	4,619,233

9. Financial Instruments With Off-Balance Sheet Risk

In the ordinary course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the counterparty or the Clearing Broker is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The Company also assumes short positions in its inventory. These transactions result in off-balance sheet market risk, as the Company's ultimate obligation to satisfy the short sale may exceed the amount recognized in the statement of financial condition.

Option contracts provide a counterparty with the right, but not the obligation, to purchase or sell a financial instrument at a predetermined exercise price before, or on an established date. For options sold short, the Company receives a premium upon initial settlement and then bears the risk of an unfavorable change in the price of the financial instrument underlying the option.

All of the Company's receivables, securities owned, and securities sold, not yet purchased are maintained at the Clearing Broker. Should the Clearing Broker fail to meet its obligations, the Company would be exposed to credit risk.

10. Net Capital Requirements

The Company is subject Rule 15c3-1. The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 or other regulatory requirements.

At December 31, 2012, the Company had net capital of $36,149,433, which was $35,559,263 in excess of the required net capital of $590,170.

Under the clearing arrangement with the Clearing Broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2012, the Company was in compliance with all such requirements. In addition, the Clearing Broker is required to complete a periodic reserve computation of Proprietary Accounts of Introducing Brokers (PAIB) and to notify the Company of any PAIB deficits; no such PAIB deficits were reported to the Company in 2012.

11. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

12. Subsequent Events

The Company has evaluated events or transactions that may have occurred after the statement of financial condition date for potential recognition or disclosure and noted the following item, which is not deemed to impact the December 31, 2012 statement of financial condition as presented herein. The Company had discretionary capital distributions of $9,400,000 during the first quarter of 2013.